EXHIBIT 99.1

Foremost Clean Energy Successfully Regains Compliance with Nasdaq Minimum Bid Price Requirement Supported by Significant Trading Volume and +260% Increase in Share Price

Share price increased by 264% from April 7, 2025 (non-compliance notice) to US$2.60 by May 22, 2025 (compliance achieved) indicating strong market sentiment and investor confidence in Foremost’s business strategy

VANCOUVER, British Columbia, May 27, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) an emerging North American uranium and lithium exploration company, today announced that on May 23, 2025, it received written notice (the “Compliance Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it had regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Nasdaq Listing Rule”), which requires that companies listed on Nasdaq maintain a minimum bid price of US$1.00 per share.

The Company was previously notified by Nasdaq that it was not in compliance with the Nasdaq Listing Rule because its common stock failed to maintain a minimum closing bid price of US$1.00 per share for 30 consecutive business days. On May 23, 2025, Nasdaq issued the Compliance Notice, which notes that the Company’s common shares successfully maintained a closing bid price of US$1.00 per share or greater from May 09, 2025, to May 22, 2025, and thus has regained compliance with the Nasdaq Listing Rule and that the matter was now closed.

Foremost President and CEO Jason Barnard comments “Regaining compliance with Nasdaq’s listing requirements underscores the market’s confidence in Foremost’s business strategy and the growing positive sentiment around the uranium sector’s critical role in pursuit of both energy independence and the global clean energy transition. Since we received Nasdaq’s notice on April 7, 2025, the stock has rebounded significantly, closing at US$2.60 just weeks later to regain compliance with a staggering 264% increase supported by sustained and significant trading liquidity on Foremost’s Nasdaq listing. We believe this reflects investor recognition of our recent exploration success and our unique partnership with NYSE-listed Denison Mines Corp. (“Denison”, NYSE American: DNN), which uniquely position Foremost to deliver on the discovery of critical new sources of North American uranium resources amid continuing geopolitical shifts and industry tailwinds.

“President Trump’s landmark executive orders on May 23, 2025, mark a potentially generational shift for nuclear energy by elevating its strategic importance. With a goal to quadruple capacity to 400 GW by 2050, which is 2.5 times the current global uranium supply, the Defense Production Act emphasizes uranium as a key infrastructure priority. With Canada already currently supplying ~25% of America’s uranium, this strategic realignment underscores the importance of discovering additional reliable sources to support future energy independence.”

Mr. Barnard continues “We are now at a critical inflection point for the nuclear industry, which could translate into unprecedented demand in the uranium sector. This pivotal moment of transformation is anticipated to present significant opportunities for our company and the recent market interest in Foremost could be just the beginning of what we believe could evolve into a powerful, sustained and long growth cycle for our company.

“Our projects are located in the world-renowned Athabasca Basin, home to some of the planet’s largest and highest-grade uranium deposits. Our key relationship with Denison, which is on track to start construction of Canada’s first in-situ recovery (ISR) uranium mine in 2026, may enable us to accelerate our own discovery and production timelines. While there are well over 60 exploration companies competing in the Basin, our collaboration with Denison is unique and provides us a clear competitive advantage, whereby leveraging Denison’s capabilities could enable us to bypass years of delays and deliver high-grade uranium into a supply-starved market. Foremost is actively working to solidify the role it can play in the North American nuclear renaissance through our continued exploration efforts and ongoing commitment to deliver strong performance for our shareholders.”

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding expectations with respect to energy and uranium demand and the Company’s exploration plans and objectives. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.